Exhibit 99.2

Interim Financial Statements of
(Unaudited)

Acasti pharma inc.

Three-month periods ended June 30, 2018 and 2017

ACASTI PHARMA INC.

Interim Financial Statements

(Unaudited)

Three-month periods ended June 30, 2018 and 2017

Financial Statements

Interim Statements of Financial Position	1
Interim Statements of Earnings and Comprehensive Loss	2
Interim Statements of Changes in Equity	3
Interim Statements of Cash Flows	4
Notes to Interim Financial Statements	5

Notice:

These interim financial statements have not been reviewed by the Corporation’s auditors.

ACASTI PHARMA INC.

Interim Statements of Financial Position

(Unaudited)

As at June 30, 2018 and March 31, 2018

		June 30, 2018	March 31, 2018
(thousands of Canadian dollars)	Notes	$	$
Assets

Current assets:
Cash and cash equivalents		12,860	8,223
Receivables		618	759
Other Assets	4	85	104
Prepaid expenses		278	406
Total current assets		13,841	9,492

Marketable securities		26	26
Other Assets	4	591	555
Equipment		2,972	2,821
Intangible assets		9,485	10,065
Total assets		26,915	22,959

Liabilities and Equity

Current liabilities:
Trade and other payables		10,248	6,697
Total current liabilities		10,248	6,697

Derivative warrant liabilities	6	7,465	6,426
Unsecured convertible debentures		1,663	1,612
Total liabilities		19,376	14,735

Equity:
Share capital		79,540	73,338
Other equity		309	309
Contributed surplus		7,490	6,956
Deficit		(79,800)	(72,379)
Total equity		7,539	8,224

Commitments and contingencies	12

Total liabilities and equity		26,915	22,959

See accompanying notes to unaudited interim financial statements.

1

ACASTI PHARMA INC.

Interim Statements of Earnings and Comprehensive Loss

(Unaudited)

Three-month periods ended June 30, 2018 and 2017

		June 30, 2018	June 30, 2017
(thousands of Canadian dollars, except per share data)	Notes	$	$

Research and development expenses, net	8	(8,887)	(1,982)
General and administrative expenses		(1,036)	(817)
Loss from operating activities		(9,923)	(2,799)

Financial income	9	2,502	21

Net loss and total comprehensive loss		(7,421)	(2,778)

Basic and diluted loss per share		(0.23)	(0.19)

Weighted average number of shares outstanding		31,830,246	14,711,322

See accompanying notes to unaudited interim financial statements

2

ACASTI PHARMA INC.

Interim Statements of Changes of Equity

(Unaudited)

Three-month periods ended June 30, 2018 and 2017

		Share capital		Other	Contributed
	Notes	Number	Dollar	equity	surplus	Deficit	Total
(thousands of Canadian dollars)			$	$	$	$	$

Balance, March 31, 2018		25,638,215	73,338	309	6,956	(72,379)	8,224

Net loss and total comprehensive
loss for the period		-	-	-	-	(7,421)	(7,421)
		25,638,215	73,338	309	6,956	(79,800)	803
Transactions with owners,
recorded directly in equity
Contributions by and
distributions to equity holders
Public offering	7(a)	10,959,500	6,162	-	283	-	6,445
Share-based payment
transactions	10	-	-	-	251	-	251
Issuance of shares for payment of
interest on convertible debentures	7 (b)	30,348	40	-	-	-	40
Total contributions by and distributions to equity holders		10,989,848	6,202	-	534	-	6,736
Balance at June 30, 2018		36,628,063	79,540	309	7,490	(79,800)	7,539

		Share capital		Other	Contributed
	Notes	Number	Dollar	equity	surplus	Deficit	Total
(thousands of Canadian dollars)			$	$	$	$	$

Balance, March 31, 2017		14,702,556	66,576	309	5,693	(50,875)	21,703

Net loss and total comprehensive
loss for the period		—	—	—	—	(2,778)	(2,778)
		14,702,556	66,576	309	5,693	(53,653)	18,925
Transactions with owners,
recorded directly in equity
Contributions by and
distributions to equity holders
Share-based payment
transactions	10	—	—	—	36	—	36
Issuance of shares for payment of
interest on convertible debentures	7 (b)	9,496	17	—	—	—	17
Total contributions by and distributions to equity holders		9,496	17	—	36	—	53
Balance at June 30, 2017		14,712,052	66,593	309	5,729	(53,653)	18,978

See accompanying notes to unaudited interim financial statements.

3

ACASTI PHARMA INC.

Interim Statements of Cash Flows

(Unaudited)

Three-month periods ended June 30, 2018 and 2017

		June 30, 2018	June 30, 2017
(thousands of Canadian dollars)	Notes	$	$

Cash flows used in operating activities:
Net loss for the period		(7,421)	(2,778)
Adjustments:
Amortization of intangible assets		580	580
Depreciation of equipment		104	87
Stock-based compensation	10	251	36
Financial income	9	(2,502)	(21)
Realized foreign exchange gain		(124)	19
		(9,112)	(2,077)
Changes in non-cash operating items	11	3,482	431
Net cash used in operating activities		(5,630)	(1,646)

Cash flows from (used in) investing activities:
Interest received		17	16
Acquisition of equipment	11	(287)	(97)
Net cash from (used in) investing activities		(270)	(81)

Cash flows used in financing activities:
Gross proceeds from public offering	7(a)	11,507	—
Payment of public offering transaction costs	7(a)	(1,068)	(381)
Payment of private placement transaction costs		—	(40)
Interest paid		(2)	—
Net cash from (used in) financing activities		10,437	(421)

Foreign exchange (loss) gain on cash and cash equivalents held in foreign currencies		100	(57)
Net (decrease) increase in cash and cash equivalents		4,637	(2,205)

Cash and cash equivalents, beginning of period		8,223	9,772
Cash and cash equivalents, end of period		12,860	7,567

Cash and cash equivalents is comprised of:
Cash		1,845	5,163
Cash equivalents		11,015	2,404

See accompanying notes to unaudited interim financial statements.

4

ACASTI PHARMA INC. Notes to Interim Financial Statements (Unaudited)

Three-month periods ended June 30, 2018 and 2017
(thousands of Canadian dollars, except where noted and for share and per share amounts)

1.	Reporting entity:

Acasti Pharma Inc. (Acasti or the Corporation) is incorporated under the Business Corporations Act (Québec) (formerly Part 1A of the Companies Act (Québec). The Corporation is domiciled in Canada and its registered office is located at 545, Promenade du Centropolis, Laval, Québec, H7T 0A3. Neptune Technologies (Neptune), Acasti’s former parent company, had its ownership reduced below a control position to 19.8% following Acasti’s U.S. public financing activities in December 2017 and January 2018. Neptune now owns approximately 13.8% of the issued and outstanding Class A shares (Common Shares) of the Corporation as at June 30, 2018 subsequent to the Canadian Public financing of May 9, 2018 (see note 7).

The Corporation is subject to a number of risks associated with its ongoing priorities, including the conduct of its clinical program and its results, the establishment of strategic alliances and the development of new pharmaceutical products and their marketing. The Corporation also knows that its current product in development requires approval from the U.S Food and Drug Administration and equivalent regulatory organizations in other countries before their sale can be authorized. Certain risks have been reduced for the longer term with the outcome of the Corporation’s actions, including its intellectual property strategy execution with filed patent applications in more than 20 jurisdictions, with more than 20 issued patents and numerous additional patent applications pending. Based on this expanding intellectual property patent portfolio, the Corporation believes CaPre will be covered upon expiration of the Neptune license and the related patents. This worldwide amended and royalty-free Neptune-sourced license continues to provide the Corporation with the exclusive right to the applicable intellectual property for the development and commercialization of CaPre and the Corporation’s novel and active pharmaceutical ingredients for use in pharmaceutical and medical food applications in the cardiometabolic field. The Corporation believes that its own expanding intellectual property patent portfolio will cover CaPre, and potentially valuable line extension and market expansion opportunities upon the expiration of this license.

The Corporation has incurred significant operating losses and negative cash flows from operations since inception. To date, the Corporation has financed its operations through the public offering and private placement of Common Shares, units consisting of Common Shares and warrants and convertible debt, the proceeds from research grants and research tax credits, and the exercises of warrants, rights and options. To achieve the objectives of its business plan, Acasti plans to raise the necessary funds through additional securities offerings and the establishment of strategic alliances as well as additional research grants and research tax credits. The ability of the Corporation to complete the needed financing and ultimately achieve profitable operations is dependent on a number of factors outside of the Corporation’s control.

2.	Basis of preparation:

(a)	Statement of compliance:

These interim financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”) and on a basis consistent with those accounting policies followed by the Corporation and disclosed in note 3 of its most recent audited annual financial statements. Certain information, in particular the accompanying notes, normally included in the annual financial statements prepared in accordance with IFRS has been omitted or condensed. Accordingly, the condensed interim financial statements do not include all of the information required for full annual financial statements, and therefore, should be read in conjunction with the audited financial statements and the notes thereto for the year ended March 31, 2018.

The financial statements were authorized for issue by the Board of Directors on August 13, 2018.

5

ACASTI PHARMA INC. Notes to Interim Financial Statements (Unaudited)

Three-month periods ended June 30, 2018 and 2017
(thousands of Canadian dollars, except where noted and for share and per share amounts)

2.	Basis of preparation (continued):

(b)	Basis of measurement:

The financial statements have been prepared on the historical cost basis, except for:

•	Stock-based compensation which is measured pursuant to IFRS 2, Share-based payments (note 10); and,

•	Derivative warrant liabilities measured at fair value on a recurring basis (note 6).

(c)	Going concern uncertainty:

The Corporation has incurred operating losses and negative cash flows from operations since inception. The Corporation’s current assets of $13.8 million as at June 30, 2018 include cash and cash equivalents totaling $12.9 million, mainly generated by the net proceeds from the US Public Offering completed on December 27, 2017 and the Canadian Public Offering completed on May 9, 2018. The Corporation’s current liabilities total $10.2 million at June 30, 2018 and are comprised primarily of amounts due to or accrued for creditors. The current assets are projected to be significantly less than what will be needed to support the current liabilities as at this date when combined with the projected level of expenses for the next twelve months, including the continued advancement of the TRILOGY Phase 3 clinical study program for its drug candidate, CaPre. Additional funds will also be needed for the expected expenses for the total CaPre Phase 3 research and development phase beyond the next twelve months, including the potential regulatory (NDA) submission. The Corporation also expects to incur increased general and administrative expenses as a result of a planned increase in business development and commercialization planning expenses, and a reduction of its shared services agreement with Neptune, with those added expenses having begun during the year ended March 31, 2018. In addition to the recently raised additional funds, the Corporation is working towards development of strategic partner relationships and plans to raise additional funds in the future, but there can be no assurance as to when or whether Acasti will complete any additional financing or strategic collaborations. In particular, raising financing is subject to market conditions and is not within the Corporation’s control. If the Corporation does not raise additional funds, find one or more strategic partners, it may not be able to realize its assets and discharge its liabilities in the normal course of business. As a result, there exists a material uncertainty that casts substantial doubt about the Corporation’s ability to continue as a going concern and, therefore, realize its assets and discharge its liabilities in the normal course of business. The Corporation currently has no other arranged sources of financing.

The financial statements have been prepared on a going concern basis, which assumes the Corporation will continue its operations in the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the ordinary course of business. These financial statements do not include any adjustments to the carrying values and classification of assets and liabilities and reported expenses that may be necessary if the going concern basis was not appropriate for these financial statements. If the Corporation was unable to continue as a going concern, material write-downs to the carrying values of the Corporation’s assets, including the intangible asset, could be required.

(d)	Functional and presentation currency:

These financial statements are presented in Canadian dollars, which is the Corporation’s functional currency.

(e)	Use of estimates and judgments:

The preparation of the financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates are based on management’s best knowledge of current events and actions that the Corporation may undertake in the future. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements include the following:

•	Identification of triggering events indicating that the intangible assets might be impaired.

•	The use of the going concern basis of preparation of the financial statements. At the end of each reporting period, management assesses the basis of preparation of the financial statements (Note 2(c)).

6

ACASTI PHARMA INC. Notes to Interim Financial Statements (Unaudited)

Three-month periods ended June 30, 2018 and 2017
(thousands of Canadian dollars, except where noted and for share and per share amounts)

2.	Basis of preparation (continued):

(e)	Use of estimates and judgments (continued):

Assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year include the following:

•	Determination of the recoverable amount of the Corporation’s cash generating unit (“CGU”).

•	Measurement of derivative warrant liabilities (note 6) and share-based payments (note 10).

Also, management uses judgment to determine which research and development (“R&D”) expenses qualify for R&D tax credits and in what amounts. The Corporation recognizes the tax credits once it has reasonable assurance that they will be realized. Recorded tax credits are subject to review and approval by tax authorities and therefore, could be different from the amounts recorded.

3.	Significant accounting policies:

The accounting policies and basis of measurement applied in these interim financial statements are the same as those applied by the Corporation in its financial statements for the year ended March 31, 2018 and include the new standards, and amendments to standards, which are effective for the period beginning on April 1, 2018 and have been adopted by the Corporation.

New standards and interpretations:

(i)       Financial instruments:

On July 24, 2014, the International Accounting Standards Board (IASB) issued the final version of IFRS 9, Financial Instruments, replacing IAS 39, Financial Instruments: Recognition and Measurement. IFRS 9 introduces a revised approach for the classification of financial assets based on how an entity manages financial assets and the characteristics of the contractual cash flows of the financial assets replacing the multiple rules in IAS 39. Most of the requirements in IAS 39 for classification and measurement of financial liabilities have been carried forward in IFRS 9. IFRS 9 also introduces a new hedge accounting model that is more closely aligned with risk-management activities and a new expected credit loss model for calculating impairment on financial assets replacing the incurred loss model in IAS 39. The Corporation assessed the impact of the adoption of IFRS 9 on its financial statements, and determined there was no material impact. The Corporation does not apply hedge accounting.

(ii)       Amendments to IFRS 2 – Classification and Measurement of Share-Based Payment Transactions:

On June 20, 2016, the IASB issued amendments to IFRS 2, Share-Based Payment, clarifying how to account for certain types of share-based payment transactions. The amendments apply for annual periods beginning on or after January 1, 2018. Earlier application is permitted. As a practical simplification, the amendments can be applied prospectively. Retrospective, or early application is permitted if information is available without the use of hindsight. The amendments provide requirements on the accounting for: the effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payments; share-based payment transactions with a net settlement feature for withholding tax obligations; and a modification to the terms and conditions of a share-based payment that changes the classification of the transaction from cash-settled to equity-settled.

The Corporation assessed the impact of the adoption of IFRS 2 on its financial statements, and determined that there was no material impact.

7

ACASTI PHARMA INC. Notes to Interim Financial Statements (Unaudited)

Three-month periods ended June 30, 2018 and 2017
(thousands of Canadian dollars, except where noted and for share and per share amounts)

4.	Other Assets

During the three-month period ended June 30, 2018, the Corporation owned a reserve of krill oil in which an amount was expensed as used. The following table summarizes information regarding activities of amounts of krill oil used in the R&D production processes and for NKPL66 manufacturing for the three-month periods ended:

	June 30, 2018	June 30, 2017
	$	$
Balance – beginning of period	659	-
Purchased during period	52	-
Utilized	(35)	-
Balance – end of period	676	-
Current other asset	(85)	-
Other asset	591	-

5.	Related parties:

(a)	Administrative and research and development expenses:

The Corporation has significantly reduced its reliance on the support of Neptune for a portion of its general and administrative needs; however, it will continue to utilize their IT support and accounting system for the near term.

During the three-month periods ended June 30, 2018 and 2017 the Corporation was charged by Neptune for the purchase of research supplies, for certain costs incurred by Neptune for the benefit of the Corporation and for a shared service agreement as follows:

	June 30, 2018	June 30, 2017
	$	$

Research and development expenses
Supplies and incremental costs	-	6
Shared service agreement	-	12
	-	18

General and administrative expenses
Supplies and incremental costs	62	53
Shared service agreement	11	50
	73	103
	73	121

Where Neptune incurs specific incremental costs for the benefit of the Corporation, it charges those amounts directly. Neptune provides Acasti with the services of personnel for certain administrative work as part of a shared service agreement. The employees’ salaries and benefits are charged proportionally to the time allocation agreed upon within the shared service agreement. Effective September 30, 2017, the laboratory support, the corporate affairs and the public company reporting services previously provided by Neptune as part of the shared service agreement were discontinued. The Corporation is now incurring incremental costs and expects to do so in the future, partially offset by reduced shared service fees. The account payable to Neptune amounted to $38 and $76 at June 30, 2018 and 2017, respectively and is non-interest bearing and has no specified maturity date. These charges do not represent all charges incurred by Neptune that may have benefited the Corporation. Also, these charges do not necessarily represent the cost that the Corporation would otherwise need to incur, should it not receive these services or benefits through the shared resources of Neptune.

8

ACASTI PHARMA INC. Notes to Interim Financial Statements (Unaudited)

Three-month periods ended June 30, 2018 and 2017
(thousands of Canadian dollars, except where noted and for share and per share amounts)

5.	Related parties (continued):

(a)	Administrative and research and development expenses (continued):

Historically, Neptune has provided the Corporation with the raw krill oil needed to produce CaPre for Acasti’s clinical programs, including all of the raw krill oil projected as needed for its Phase 3 clinical study program. However, Neptune discontinued its krill oil production and sold its krill oil inventory to Aker on August 7, 2017. In the three-month period ended June 30, 2018, Acasti purchased raw krill oil from Aker amounting to $52 that will be used in the production of CaPre capsules for its Phase 3 clinical trials (see also note 4). The Corporation is currently evaluating alternative suppliers of raw krill oil. At June 30, 2018, a reserve of raw krill oil was still stored at Neptune’s facility.

(b)	Key management personnel compensation:

The key management personnel are the officers of the Corporation and the members of the Board of Directors of the Corporation. They control in the aggregate less than 1% of the voting shares of the Corporation (2% at June 30, 2017).

Key management personnel compensation includes the following for the three periods ended June 30, 2018 and 2017:

	June 30, 2018	June 30, 2017
	$	$

Compensation	392	360
Share-based compensation costs	227	22
Total key management personnel compensation	619	382

6.	Derivative warrant liabilities

a)	The warrants issued as part of the public offering of units composed of class A share (Common Share) and Common Share purchase warrants on both May 9, 2018 and May 14, 2018 (see note 7) are derivative liabilities (“Derivative warrant liabilities”) given the warrant indenture contains certain contingent provisions that allow for cash settlement.

Warrant liabilities issued May 2018
June 30, 2018
$
Balance – beginning of period	-
Issued during period	4,272
Change in fair value of derivative warrant liabilities	(365)
Balance – end of period	3,907

The fair value of the derivative warrant liabilities was estimated using the Black-Scholes option pricing model and based on the following assumptions:

Warrant liabilities issued May 2018
June 30, 2018
Exercise price	$1.31
Share price	$0.77
Risk-free interest	2.06%
Estimated life	4.86 years
Expected volatility	89.24%

9

ACASTI PHARMA INC. Notes to Interim Financial Statements (Unaudited)

Three-month periods ended June 30, 2018 and 2017
(thousands of Canadian dollars, except where noted and for share and per share amounts)

6.	Derivative warrant liabilities (continued):

b)	The warrants issued as part of a public offering of units composed of class A share (Common Share) and Common Share purchase warrants on both December 27, 2017 and December 3, 2013 are derivative liabilities (“Derivative warrant liabilities”) given the currency of the exercise price is different from the Corporation’s functional currency.

The derivative warrant liabilities are measured at fair value at every reporting period and the reconciliation of changes in fair value for the three-month periods ended June 30, 2018 and 2017 is presented in the following table:

	Warrant liabilities issued December 27, 2017		Warrant liabilities issued December 3, 2013[1]
	June 30, 2018	June 30, 2017	June 30, 2018	June 30, 2017
	$	$	$	$
Balance – beginning of period	6,405	-	21	209
Issued during period	-	-	-	-
Change in fair value of derivative warrant liabilities	(2,847)	-	(21)	(134)
Balance – end of period	3,558	-	-	75

The fair value of the derivative warrant liabilities was estimated using the Black-Scholes option pricing model and based on the following assumptions:

	Warrant liabilities issued December 27, 2017		Warrant liabilities issued December 3, 2013 [1]
	June 30, 2018	March 31, 2018	June 30, 2018	March 31, 2018
Exercise price	US $1.26	US $1.26	US $1.50	US $1.50
Share price	US $0.59	US $1.02	US $0.59	US $1.02
Risk-free interest	2.73%	2.56%	2.50%	2.19%
Estimated life	4.5 years	4.75 years	0.43 years	0.68 years
Expected volatility	96.89%	95.15%	78.94%	133.86%

(1)	In order to obtain one Common Share, 10 warrants must be exercised.

7.	Capital and other components of equity:

(a)	Public Offering – May 2018:

On May 9, 2018 the Corporation closed a public offering issuing 9,530,000 units of Acasti (“Units”) at a price of $1.05 per Unit for gross proceeds of $10 million. The units issued consist of 9,530,000 Class A shares (Common Shares) and 9,530,000 warrants. Each Warrant entitles the holder thereof to acquire one Common Share of the Corporation at an exercise price of $1.31 at any time until May 9, 2023.

On May 14, 2018, the underwriters exercised their over-allotment option by purchasing an additional 1,429,500 units at a price of $1.05 per unit, for additional gross proceeds of $1.5 million. The units issued consist of 1,429,500 Common Shares and 1,429,500 warrants. Each Warrant entitles the holder thereof to acquire one Common Share of the Corporation at an exercise price of $1.31 at any time until May 9, 2023.

The Warrant component of these Units are derivative liabilities (“Derivative Warrant Liabilities”) for accounting purposes due to the contingent provisions of cash settlement not based on market values. The proceeds of the offering are required to be split between the Derivative Warrant Liabilities and the equity-classified Class A share at the time of issuance of the Units. The fair value of each Derivative Warrant Liabilities at the time of issuance was determined to be $4.3 million and the residual of the proceeds were allocated to the Class A shares. Issue costs related to this transaction totaled approximately $1.8 million. The issue costs have been allocated between the Warrants and Class A shares based on relative value. A portion of $0.7 million allocated to the Warrants is recognized in finance costs in the Statements of Earnings and Comprehensive Loss, whereas the remaining portion of $1.1 million allocated to Class A shares was recognized as a reduction to share capital, in the Statements of Financial Position.

10

ACASTI PHARMA INC. Notes to Interim Financial Statements (Unaudited)

Three-month periods ended June 30, 2018 and 2017
(thousands of Canadian dollars, except where noted and for share and per share amounts)

7.	Capital and other components of equity (continued):

(a)	Public Offering – May 2018 (continued):

The fair value of the public offering warrants at issuance was estimated according to the Black-Scholes option pricing model and based on the following weighted average assumptions:

May 2018
Exercise price	$1.31
Share price	$0.82
Risk-free interest	2.21%
Estimated life	5 years
Expected volatility	87.40%

The weighted average fair value of the public offering warrants issued in May 2018 was determined to be $0.39 per warrant. Changes in the fair value of the Warrants are recognized in financial income.

As part of the transaction, the Company also issued broker warrants to purchase up to 547,975 Common Shares. Each Broker Warrant entitles the holder thereof to acquire one Common Share of the Corporation at an exercise price of $1.05, at any time until May 9, 2023. The broker warrants are considered for compensation to non-employees under IFRS 2, as stock-based compensation, and are accounted for at fair value at issuance date and not subsequently revalued. To determine the fair value of the Broker Warrants, the Black-Scholes pricing model was used based on the following assumptions:

May 2018
Exercise price	$1.05
Share price	$0.81
Risk-free interest	2.20%
Estimated life	5 years
Expected volatility	87.40%

The total cost associated with the Broker Warrants amounted to $283 and was recorded in contributed surplus.

(b)	Issuance of shares:

The following table summarizes the shares issued to settle the payment of accrued interest on the unsecured convertible debentures with the corresponding amount recorded to share capital.

Accrued interest as at	Share issuance date	Number of shares	Amount $

March 31, 2017	April 7, 2017	9,496	17
June 30, 2017	August 15, 2017	23,885	40
September 30, 2017	December 27, 2017	22,783	40
December 31, 2017	March 27, 2018	33,605	40
March 31, 2018	June 6, 2018	30,348	40
		120,117	177

11

ACASTI PHARMA INC. Notes to Interim Financial Statements (Unaudited)

Three-month periods ended June 30, 2018 and 2017
(thousands of Canadian dollars, except where noted and for share and per share amounts)

7.	Capital and other components of equity (continued):

(c)	Warrants:

The warrants of the Corporation are composed of the following as at June 30, 2018 and March 31, 2018:

	June 30, 2018		March 31, 2018
	Number outstanding	Amount	Number outstanding	Amount
		$		$
Liability
May 14, 2018 over-allotment
Warrants 2018 (i)	1,429,500	510	-	-
May 9, 2018 Public offering
Warrants 2018 (i)	9,530,000	3,397	-	-
Series December 2017 US Public offering
Warrants 2017 (ii)	9,802,935	3,558	9,802,935	6,405
Series 8 Public offering
Warrants December 2013 (iii)	18,400,000	-	18,400,000	21
	39,162,435	7,465	28,202,935	6,426
Equity
Public offering warrants
Public offering Broker warrants May 2018(iv)	547,975	283	-	-
Series December 2017 US Broker warrants (v)	495,050	406	495,050	406
Public offering warrants February 2017 (vi)	1,904,034	-	1,904,034	-
Private Placement – contingent warrants
2017 Unsecured convertible debenture conversion option and contingent warrants (vii)	1,052,630	309	1,052,630	309
Series 9 Private Placement warrants 2013 (viii)	161,654	-	161,654	-
	4,161,343	998	3,613,368	715

(i)	Warrant to acquire one Common Share of the Corporation at an exercise price of $1.31, expiring on May 9, 2023.
(ii)	Warrant to acquire one Common Share of the Corporation at an exercise price of US$1.26, expiring on December 27, 2022.
(iii)	In order to obtain one Common Share of the Corporation at an exercise price of US$15.00, 10 warrants must be exercised. Warrants expire on December 3, 2018.
(iv)	Warrant to acquire one Common Share of the Corporation at an exercise price of $1.05, expiring on May 9, 2023.
(v)	Warrant to acquire one Common Share of the Corporation at an exercise price of US$1.2625, expiring on December 27, 2022.
(vi)	Warrant to acquire one Common Share of the Corporation at an exercise price of $2.15, expiring on February 21, 2022. 61,225 warrants amounted to $132 were exercised in November 2017.
(vii)	Warrant to acquire one Common Share of the Corporation at an exercise price of $1.90 expiring on February 21, 2020, net of deferred tax expense of $129.
(viii)	Warrant to acquire one Common Share of the Corporation at an exercise price of $13.30, expiring on December 3, 2018.

12

ACASTI PHARMA INC. Notes to Interim Financial Statements (Unaudited)

Three-month periods ended June 30, 2018 and 2017
(thousands of Canadian dollars, except where noted and for share and per share amounts)

8.	Government assistance:

		Three-month periods ended
	June 30, 2018	June 30, 2017
	$	$

Investment tax credit	70	21
	70	21

Government assistance is comprised of research and development investment tax credits receivable from the provincial government which relate to qualifiable research and development expenditures under the applicable tax laws. The amounts recorded as receivables are subject to a government tax audit and the final amounts received may differ from those recorded.

9.	Financial Income:

	Three-month periods ended
	June 30, 2018	June 30, 2017
	$	$

Interest Income	37	16
Foreign exchange (loss)	(24)	(38)
Interest payable on convertible debenture	(40)	(39)
Accretion of interest on convertible debenture	(51)	(52)
Transaction costs related to derivative warrant liabilities	(653)	-
Change in fair value of warrant liability	3,233	134

Financial income	2,502	21

10.	Share-based payment:

At June 30, 2018 the Corporation has the following share-based payment arrangements:

Corporation stock option plan:

The Corporation has in place a stock option plan for directors, officers, employees and consultants of the Corporation (Stock Option Plan). The plan provides for the granting of options to purchase Class A shares (Common Shares). The exercise price of the stock options granted under this plan is not lower than the closing price of the shares listed on the TSXV at the close of markets the day preceding the grant. Under this plan, the maximum number of Class A shares (Common Shares) that may be issued upon exercise of options granted under the plan is 2,940,511, representing 20% of the number of Class A shares (Common Shares) issued and outstanding as at March 31, 2017 (see note 14). The terms and conditions for acquiring and exercising options are set by the Corporation’s Board of Directors, subject among others, to the following limitations: the term of the options cannot exceed ten years and every stock option granted under the stock option plan will be subject to conditions no less restrictive than a minimum vesting period of 18 months and a gradual and equal acquisition of vesting rights not shorter than on a quarterly basis.

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ACASTI PHARMA INC. Notes to Interim Financial Statements (Unaudited)

Three-month periods ended June 30, 2018 and 2017
(thousands of Canadian dollars, except where noted and for share and per share amounts)

10.	Share-based payment (continued):

The total number of shares issued to any one consultant cannot exceed 2% of the Corporation’s total issued and outstanding shares. The Corporation is not authorized to grant such number of options under the stock option plan that could result in a number of Class A shares (Common Shares) issuable pursuant to options granted to (a) related persons exceeding 10% of the Corporation’s issued and outstanding Class A shares (Common Shares) (on a non-diluted basis) on the date an option is granted, or (b) any one eligible person in a twelve-month period exceeding 5% of the Corporation’s issued and outstanding Class A shares (Common Shares) (on a non-diluted basis) on the date an option is granted.

The following table summarizes information about activities within the stock option plan for the three-month periods ended:

	June 30, 2018		June 30, 2017
	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options
	$		$
Outstanding at beginning of period	1.81	2,284,388	2.58	1,424,788
Granted	-	-	1.77	1,021,500
Forfeited	-	-	4.07	(18,600)
Expired	-	-	21.00	(50,500)
Outstanding at end of period	1.81	2,284,388	1.83	2,377,188

Exercisable at end of period	1.89	1,079,392	2.25	337,167

The fair value of options granted has been estimated according to the Black-Scholes option pricing model and based on the weighted average of the following assumptions for options granted during the three-month periods ended:

	June 30, 2018	June 30, 2017

Exercise price	-	$1.77
Share price	-	$1.77
Dividend	-	—
Risk-free interest	-	1.17%
Estimated life	-	5.90 years
Expected volatility	-	82.48%

No options were granted to employees, directors and consultants during the three-month period ended June 30, 2018. The weighted average fair value of the options granted to employees and directors during the three-month period ended June 30, 2017 was $1.23 and no options were granted to consultants. For the three-month period ended June 30, 2018 the Corporation recognized stock-based compensation under this plan in the amount of $251 (three-month period ended June 30, 2017 - $36 respectively).

Share-based payment transactions:

The fair value of share-based payment transaction is measured using the Black-Scholes valuation model. Measurement inputs include share price on measurement date, exercise price of the instrument, expected volatility (based on weighted average historic volatility), weighted average expected life of the instruments (based on historical experience and general option holder behaviour unless no entity-specific information exists in which case the average of the vesting and contractual periods is used), expected dividends, and the risk-free interest rate (based on government bonds). Service and non-market performance conditions attached to the transactions, if any, are not taken into account in determining fair value.

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ACASTI PHARMA INC. Notes to Interim Financial Statements (Unaudited)

Three-month periods ended June 30, 2018 and 2017
(thousands of Canadian dollars, except where noted and for share and per share amounts)

11.	Supplemental cash flow disclosure:

(a)	Changes in non-cash operating items:

	Three-month periods ended
	June 30, 2018	June 30, 2017
	$	$
Receivables	141	96
Prepaid expenses	128	(3)
Other Assets	(17)	-
Trade and other payables	3,230	338
	3,482	431

(b)	Non-cash transactions:

	Three-month periods ended
	June 30, 2018	June 30, 2017
	$	$
Equity settled share-based payment included in equity	40	17
Equipment included in trade and other payables	183	227
Interest payable included in trade and other payables	39	39

12.	Commitments and contingencies:

Research and development contracts and contract research organizations agreements:

The Company utilizes contract manufacturing organizations related to the development and production of clinical material and clinical research organizations to perform services related to the Company’s clinical trials. Pursuant to these agreements with manufacturing and contract research organizations, the Company has the right to terminate the agreements either without penalties or under certain penalty conditions. For agreements which contain penalty conditions, the Company would be required to pay penalties of approximately $150.

During Fiscal 2018, the Company entered into a lease agreement, for its research and development and quality control laboratory facility located in Sherbrooke, Québec, resulting in a total commitment of $138 over the two-year lease term. An amount of $79 is committed in the next year, with a remaining committed amount of $59 over the second year of the lease.

Contingencies:

A former CEO of the Corporation is claiming the payment of approximately $8.5 million and the issuance of equity instruments from the Group. As the Corporation’s management believes that these claims are not valid, no provision has been recognized. Neptune and its subsidiaries also filed an additional claim to recover certain amounts from the former officer. All outstanding share-based payments held by the former CEO have been cancelled during the year ended February 28, 2015.

The Corporation is also involved in other matters arising in the ordinary course of its business. Since management believes that all related claims are not valid and it is presently not possible to determine the outcome of these matters, no provisions have been made in the financial statements for their ultimate resolution beyond the amounts incurred and recorded for such matters. The resolution of such matters could have an effect on the Corporation’s financial statements in the year that a determination is made, however, in management’s opinion, the final resolution of all such matters is not projected to have a material adverse effect on the Corporation’s financial position.

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ACASTI PHARMA INC. Notes to Interim Financial Statements (Unaudited)

Three-month periods ended June 30, 2018 and 2017
(thousands of Canadian dollars, except where noted and for share and per share amounts)

13.	Determination of fair values:

Certain of the Corporation’s accounting policies and disclosures require the determination of fair value, for both financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods.

Financial assets and liabilities:

In establishing fair value, the Corporation uses a fair value hierarchy based on levels as defined below:

•	Level 1: defined as observable inputs such as quoted prices in active markets.

•	Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable.

•	Level 3: defined as inputs that are based on little or no observable market data, therefore requiring entities to develop their own assumptions.

The Corporation has determined that the carrying values of its short-term financial assets and liabilities approximate their fair value given the short-term nature of these instruments. The fair value of the liability component of the convertible debenture is determined by discounting future cash flows using a rate that the Corporation could obtain for loans with similar terms, conditions and maturity dates. The fair value of this liability at June 30, 2018 approximates the carrying amount and was measured using level 3 inputs.

Derivative warrant liabilities:

The Corporation measured its derivative warrant liabilities at fair value on a recurring basis. These financial liabilities were measured using a level 3 inputs (note 6).

As at June 30, 2018 the effect of an increase or a decrease of 5% of the volatility used, which is the significant unobservable input in the fair value estimate, would result in a loss of $399 or a gain of $420, respectively.

14.	Subsequent event:

On July 2, 2018, the Corporation announced the grant of an aggregate of 511,100 stock options to employees, executives and directors of the Company.

Subject to the approvals of the TSX Venture Exchange and of disinterested shareholders at the Company’s next annual and special meeting scheduled on August 28, 2018, the Board of Directors amended the Stock Option Plan in order to align the vesting terms with the Company’s revised compensation policies, increased the current limit of shares reserved for issuance under the plan and also approved the grant of an additional aggregate amount of 1,412,423 stock options to certain officers and directors of the Company. Each option will entitle the holder to purchase one common share of Acasti at a price of $0.77, until July 2, 2028.

More specifically regarding the plan changes, subject to the terms and conditions of the amended Stock Option Plan, all options granted to directors will vest in equal quarterly installments over a period of 18 months and all options granted to executives and employees will vest in equal quarterly installments over a period of 36 months. Pursuant to the amendments, the limit of shares reserved for issuance under the amended Stock Option Plan was increased from 2,940,511 to 5,494,209 shares, representing 15% of the issued and outstanding Common Shares as of July 27, 2018.

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